Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended

September 30, 2021 and 2020

(UNAUDITED)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Sales (Note 21)	$162,569	$83,437	$400,917	$175,462
Cost of sales (Note 22)	115,221	41,386	253,788	112,170
Mine operating income	47,348	42,051	147,129	63,292

General and administration (Note 23)	11,176	8,950	28,913	22,948
Exploration and evaluation	196	140	604	643
Share of loss from associates	-	9	-	76
Foreign exchange loss	510	3,564	4,952	7,456
Other expenses (Note 24)	13,693	898	14,650	3,130
	25,575	13,561	49,119	34,253

Operating income	21,773	28,490	98,010	29,039

Investment gains	-	-	-	3,306
Interest and finance costs, net (Note 25)	(3,967)	(420)	(8,545)	(1,126)
Gain on derivatives	1,822	-	1,618	-
Roxgold transaction costs (Note 5)	(10,543)	-	(14,085)	-
	(12,688)	(420)	(21,012)	2,180

Income before income taxes	9,085	28,070	76,998	31,219

Income taxes
Current income tax expense	9,017	15,540	35,186	25,504
Deferred income tax (recovery) expense	(143)	(559)	(983)	2,779
	8,874	14,981	34,203	28,283
Net income for the period	$211	$13,089	$42,795	$2,936

Net income (loss) attributable to:
Fortuna shareholders	$(453)	$13,089	$42,131	$2,936
Non-controlling interest	664	-	664	-
	$211	$13,089	$42,795	$2,936

Earnings per share (Note 20)
Basic	$(0.00)	$0.07	$0.19	$0.02
Diluted	$(0.00)	$0.07	$0.19	$0.02

Weighted average number of common shares outstanding (000's)
Basic	289,122	184,036	219,962	171,908
Diluted	289,122	195,887	222,836	182,996

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Net income for the period	$211	$13,089	$42,795	$2,936

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax	(93)	(218)	(197)	(218)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment	(1,929)	-	(1,929)	-
Changes in fair value of hedging instruments, net of $nil tax	261	249	749	(440)
Total other comprehensive (loss) income for the period	(1,761)	31	(1,377)	(658)
Comprehensive (loss) income for the period	$(1,550)	$13,120	$41,418	$2,278

Comprehensive (loss) income attributable to:
Fortuna shareholders	(2,214)	13,120	40,754	2,278
Non-controlling interest	664	-	664	-
	$(1,550)	$13,120	$41,418	$2,278

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

As at	Sept 30, 2021	Dec 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$135,765	$131,898
Trade and other receivables (Note 6)	68,369	76,555
Inventories (Note 7)	71,331	35,274
Other current assets (Note 8)	13,321	4,340
	288,786	248,067
NON-CURRENT ASSETS
Restricted cash	2,056	-
Mineral properties and exploration and evaluation assets (Note 9)	1,181,917	385,717
Property, plant and equipment (Note 10)	480,588	405,410
Other assets (Note 11)	48,795	16,144
Total assets	$2,002,142	$1,055,338

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (Note 12)	$123,789	$65,275
Current portion of debt (Note 15)	143,007	-
Income taxes payable	20,434	23,808
Current portion of lease obligations (Note 14)	11,463	6,978
Current portion of closure and reclamation provisions (Note 17)	1,200	380
	299,893	96,441
NON-CURRENT LIABILITIES
Debt (Note 15)	44,710	158,616
Deferred tax liabilities	181,032	19,499
Closure and reclamation provisions (Note 17)	41,332	39,970
Lease obligations (Note 14)	19,967	12,519
Other liabilities (Note 16)	1,382	2,523
Total liabilities	588,316	329,568

SHAREHOLDERS' EQUITY
Share capital (Note 19)	1,079,236	492,306
Reserves	30,255	24,724
Retained earnings	250,871	208,740
Equity attributable to Fortuna shareholders	1,360,362	725,770
Equity attributable to non-controlling interest	53,464	-
Total equity	1,413,826	725,770

Total liabilities and shareholders' equity	$2,002,142	$1,055,338

Commitments (Note 30); Subsequent events (Note 31)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
		(Restated - Note 3)		(Restated - Note 3)
Operating activities:
Net income for the period	$211	13,089	$42,795	$2,936
Items not involving cash
Depletion and depreciation	37,764	11,041	77,463	31,623
Accretion expense	1,147	199	2,710	601
Income taxes	8,873	14,982	34,203	28,283
Interest expense, net	2,820	221	5,835	525
Share based payments (recovery) expense, net of cash settlements	(175)	3,503	(5,371)	7,670
Share of loss from associates	-	9	-	76
Unrealized foreign exchange (gain) loss	(167)	218	(19)	479
Unrealized foreign exchange loss, Lindero construction	977	2,658	3,824	8,645
Investment gains	-	-	-	(3,306)
Unrealized gain on derivatives	(936)	-	(1,686)	-
Write-downs and other	2,792	(42)	2,559	227
	53,306	45,878	162,313	77,759
Trade and other receivables	7,816	(1,854)	(8,517)	10,692
Prepaid expenses	(1,742)	768	(4,831)	(88)
Inventories	(7,998)	(12,550)	(18,191)	(23,849)
Trade and other payables	2,651	6,263	7,585	(4,818)
Closure and reclamation payments	(84)	(76)	(148)	(175)
Cash provided by operating activities	53,949	38,429	138,211	59,521
Income taxes paid	(12,607)	(6,022)	(43,609)	(22,554)
Interest paid	(2,063)	(65)	(5,449)	(370)
Interest received	100	30	915	282
Net cash provided by operating activities	39,379	32,372	90,068	36,879

Investing activities:
Cash consideration for acquistion of Roxgold (Note 5)	(25,333)	-	(25,333)	-
Cash acquired through acquisition of Roxgold (Note 5)	65,622	-	65,622	-
Promissory note receivable (Note 5)	-	-	(35,296)	-
Additions to mineral properties, plant and equipment	(53,010)	(18,077)	(90,228)	(70,176)
Purchases of investments	-	-	-	(7,269)
Proceeds from sale of investments	14	-	14	10,575
Proceeds from sale of assets	-	20	-	64
Recoveries of (additions to) Lindero construction VAT	795	(5,282)	17,987	(14,356)
Cash (used in) investing activities	(11,912)	(23,339)	(67,234)	(81,162)

Financing activities:
Proceeds from credit facility (Note 15 (a))	-	-	-	40,000
Repayment of credit facility	(4,076)	-	(4,076)	(55,000)
Proceeds from issuance of common shares	(44)	1,011	158	70,011
Share issuance costs	-	(233)	-	(3,356)
Payments of lease obligations	(3,675)	(1,103)	(8,514)	(5,235)
Non-controlling dividend payment	(4,483)	-	(4,483)	-
Cash (used in) provided by financing activities	(12,278)	(325)	(16,915)	46,420
Effect of exchange rate changes on cash and cash equivalents	(1,216)	(217)	(2,052)	(365)
Increase in cash and cash equivalents during the period	13,973	8,491	3,867	1,772
Cash and cash equivalents, beginning of the period	121,792	76,685	131,898	83,404
Cash and cash equivalents, end of the period	$135,765	$85,176	$135,765	$85,176

Cash and cash equivalents consist of:
Cash	$72,190	$31,608	$72,190	$31,608
Cash equivalents	63,575	53,568	63,575	53,568
Cash and cash equivalents, end of the period	$135,765	$85,176	$135,765	$85,176
Supplemental cash flow information (note 28)

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non- controlling interest	Total equity
Balance at January 1, 2021	184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$-	$725,770
Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	-	42,131	664	42,795
Other comprehensive loss for the period	-	-	-	749	(197)	-	(1,929)	-	-	(1,377)
Total comprehensive income for the period	-	-	-	749	(197)	-	(1,929)	42,131	664	41,418

Transactions with owners of the Company
Acquisition of Roxgold	106,106,224	582,137	8,163	-	-	-	-	-	52,800	643,100
Exercise of stock options	68,927	294	(136)	-	-	-	-	-	-	158
Shares issued on vesting of share units	1,174,752	4,499	(4,499)	-	-	-	-	-	-	-
Share-based payments (Note 18)	-	-	3,380	-	-	-	-	-	-	3,380
	107,349,903	586,930	6,908	-	-	-	-	-	52,800	646,638

Balance at September 30, 2021	291,545,630	$1,079,236	$26,994	$(129)	$(621)	$4,825	$(814)	$250,871	$53,464	$1,413,826

Balance at January 1, 2020	160,291,553	$422,145	$20,870	$(674)	$(42)	$4,825	$1,115	$187,187	$-	$635,426
Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	-	2,936	-	2,936
Other comprehensive loss for the period	-	-	-	(440)	(218)	-	-	-	-	(658)
Total comprehensive income for the period	-	-	-	(440)	(218)	-	-	2,936	-	2,278

Transactions with owners of the Company
Issuance of common shares	23,000,000	69,000	-	-	-	-	-	-	-	69,000
Share issuance costs	-	(3,358)	-	-	-	-	-	-	-	(3,358)
Exercise of stock options	211,626	1,438	(425)	-	-	-	-	-	-	1,013
Shares issued on vesting of share units	692,548	3,081	(3,081)	-	-	-	-	-	-	-
Share-based payments (Note 18)	-	-	2,400	-	-	-	-	-	-	2,400
	23,904,174	70,161	(1,106)	-	-	-	-	-	-	69,055

Balance at September 30, 2020	184,195,727	$492,306	$19,764	$(1,114)	$(260)	$4,825	$1,115	$190,123	$-	$706,759

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko mine (“Yaramoko”) in south western Burkina Faso, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the open pit Séguéla gold mine (“Séguéla”) in south western Côte d’Ivoire.

On July 2, 2021, the Company acquired all of the issued and outstanding common shares of Roxgold Inc. (“Roxgold”) (see Note 5). Through the completion of the acquisition, the Company acquired the Yaramoko mine and the Séguéla advanced exploration project.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   COVID-19 UNCERTAINTIES AND LIQUIDITY RISK

COVID-19 Uncertainties

The Company is managing the necessary country-by-country restrictions related to the prevention of the spread of COVID-19 in order to assist in the protection of those most vulnerable. In 2021, the Company has experienced an increase in COVID-19 cases in Argentina and Peru which has affected operations at the Lindero Mine and the Caylloma Mine and has resulted in a reduced workforce and quarantine periods for those affected. Each of the Company’s mine sites is, at the date of these interim financial statements, operating with a reduced workforce. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors. Health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Until the number of cases and death rate starts to flatten and decline, there is no certainty that the governments of countries in which the Company operates will not mandate another round of extreme measures, including the suspension of business activities, which could include mining. Outbreaks of COVID-19 in areas where the Company operates or further restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Further suspensions of operations or curtailment of commissioning activities at the Company’s mines remains a significant risk to its business and operations.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by the preparation of internally generated cash flow forecasts. These short-term cash flow forecasts consider the estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. Sensitivity analyses are also performed, including the impact of volatility in estimated commodity prices.

The Company had $135.8 million of liquidity comprised of cash and cash equivalents as at September 30, 2021, and believes that its cash and cash equivalents will provide sufficient liquidity to meet the Company’s minimum obligations for at least the next 12 months from September 30, 2021. On November 4, 2021, the Company entered into a fourth amended and restated credit agreement, effective as of November 5, 2021, which converts the Company’s existing non-revolving and revolving facility into a revolving term credit facility in the amount of $200.0 million, with a term of four years and a step down to $150.0 million after three years. On closing of the amended credit facility, $120.0 million was available for drawdown and was drawn down in full. If a new environmental impact authorization for the San Jose mine (“San Jose EIA”) has not been approved or the existing San Jose EIA has not been extended by January 23, 2022, the availability of the amended credit facility will be reduced to $100.0 million. The total amended credit facility of up to $200.0 million will only become available upon receipt of the new San Jose EIA approval or San Jose EIA extension. Under the terms of the amended credit facility, the Company must obtain by November 20, 2021 a permanent injunction or equivalent protection, in form and substance acceptable to the lenders acting reasonably, which allows the Company to continue to operate the mine.

On November 10, 2021, written notification was received from Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) that confirmed the application for an extension to the San Jose EIA had been denied. SEMARNAT denied the application for the extension citing a pending evaluation by SEMARNAT related to the regularization of ancillary infrastructure at the mine site. In addition, it cited non receipt of requested information, which the Company has already provided to the authority. The Company is reviewing the reasons for the denial with its advisors, but believes that it is fundamentally in compliance with all material aspects of the San Jose EIA and is entitled to an extension.

The San Jose mine is currently operating under the protection of the Mexican courts which allows the continued operation of the San Jose mine beyond the expiry date of the San Jose EIA.  The Company has the right and intends to appeal the decision of SEMARNAT and will continue to pursue all legal protection available to it in order to continue to operate pending the appeal of the decision of SEMARNAT.

3.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements, except as described below.

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate and became effective January 1, 2021. The adoption of these amounts did not have a significant effect on the Company’s interim financial statements.

Certain comparative figures have been reclassified to conform to the presentation adopted for the three and nine months ended September 30, 2021.

On November 10, 2021, the Company's Board of Directors approved these interim financial statements for issuance.

Accounting policies adopted in conjunction with the acquisition of Roxgold

a)	Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is allocated to the identifiable assets acquired and liabilities assumed based on the acquisition-date fair value. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of operations. The results of businesses acquired during the period are included in the interim financial statements from the date of acquisition. Acquisition-related costs, are expensed as incurred. Provisional fair values are finalized within 12 months of the acquisition date. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

b)	Non-Controlling interests

Non-controlling interest represents equity interests in subsidiaries owned by outside parties. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Their share of net income and other comprehensive income is recognized directly in equity even if the results of the non-controlling interest have a deficit balance.

The Company recognises transactions with non-controlling interest as transactions with equity shareholders. Changes in the Company’s ownership interest in subsidiaries that do not result in loss of control are accounted for as equity transactions.

c)	Consolidation, functional and presentation currency

These interim financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these interim financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates. The functional currency of subsidiaries acquired in the period are identified in the table below:

Name of Subsidiary	Place of Incorporation	Beneficial Common Share Ownership Interest	Principal Activity	Functional Currency
Roxgold SANU S.A.	Burkina Faso	90%	Mining	USD
Roxgold Sango S.A.	Côte d’Ivoire	90%	Exploration	USD
Roxgold Burkina Faso S.A.R.L.	Burkina Faso	100%	Exploration	USD
Roxgold Exploration S.A.R.L.	Burkina Faso	100%	Exploration	USD
Roxgold Boussoura S.A.R.L.	Burkina Faso	100%	Exploration	USD
FR Mining Limited	British Virgin Islands	100%	Holding	USD
FR Gold Limited	British Virgin Islands	100%	Holding	USD
Roxgold CI Limited	Cayman Islands	100%	Holding	USD
Roxgold Boussoura	Cayman Islands	100%	Holding	USD
Roxgold Inc.	British Columbia, Canada	100%	Holding	CAD
FR Gold Mining Inc.	British Columbia, Canada	100%	Holding	CAD
Roxgold Resources Pty Ltd	Australia	100%	Corporate	AUD
LGL Exploration Côte d’Ivoire SA	Côte d’Ivoire	100%	Exploration	XOF
LGL Resources Côte d’Ivoire SA	Côte d’Ivoire	100%	Exploration	XOF

Assets and liabilities of the subsidiaries that have a functional currency other than the US dollars are translated into US dollars at the exchange rate in effect on the consolidated statements of financial position date and revenues and expenses are translated at the average rate over the reporting period. Gains and losses from these translations are recognized in other comprehensive income.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use

The Company elected to early adopt the amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (“IAS 16 amendment”) on December 31, 2020, and in accordance with the transitional provisions of that standard, the amendments were applied retrospectively and the information presented for the period ended September 30, 2020 has been restated. The following table show the changes to the consolidated statements of cash flows for the three and nine months ended September 30, 2020, upon adoption of the IAS 16 amendment:

Consolidated Statement of Cash Flow

Three months ended September 30, 2020	As reported	IAS 16 amendment	Restated
Changes in non cash working capital:
Inventories	$538	$(13,088)	$(12,550)
Net cash provided by operating activities	$45,460	$(13,088)	$32,372

Investing Activities:
Additions to mineral properties, plant and equipment	$(31,165)	$13,088	$(18,077)
Cash used in investing activities	$(36,427)	$13,088	$(23,339)

Nine months ended September 30, 2020	As reported	IAS 16 amendment	Restated
Changes in non cash working capital:
Inventories	$1,388	$(25,237)	$(23,849)
Net cash provided by operating activities	$62,116	$(25,237)	$36,879

Investing Activities:
Additions to mineral properties, plant and equipment	$(95,413)	$25,237	$(70,176)
Cash used in investing activities	$(106,399)	$25,237	$(81,162)

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 27) at the end of each reporting period.

4.	USE OF ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

In preparing these interim financial statements for the three and nine months ended September 30, 2021, the Company applied the same critical estimates and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2020, except as described below.

Fair Value Estimates in the Acquisition of Roxgold (Note 5)

Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed. The determination of fair value requires management to use valuation methods including discounted cash flow models, comparable transactions and other market-based information, and to make assumptions and estimates about future events, such as production, future metal prices, production costs, capital expenditures, discount rates and other assumptions. Changes in these assumptions or estimates could affect the fair values assigned to assets acquired and liabilities assumed.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

5.	ACQUISITION OF SUBSIDIARY

On July 2, 2021 (the “Closing Date"), the Company completed the acquisition of Roxgold (the "Transaction") and its underground producing Yaramoko mine in Burkina Faso, the Séguéla development project in Côte d’Ivoire, and the Boussoura exploration property in Burkina Faso. The Transaction was completed by way of a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) pursuant to the Arrangement agreement between Fortuna and Roxgold dated effective April 26, 2021. Under the terms of the Transaction, the Company acquired all of the issued and outstanding common shares ("Roxgold Shares") of Roxgold in exchange for 0.283 of a common share of Fortuna and C$0.001 in cash for each Roxgold Share. Upon completion of the transaction, Roxgold became a wholly-owned subsidiary of Fortuna.

On the closing of the Transaction, the Company issued 106,106,224 common shares and paid $0.3 million in cash in exchange for all of the issued and outstanding Roxgold Shares. In addition, the Company made the following cash payments:

•	$29.3 million in change of control payouts to non-continuing executives and directors relating to severance and vested RSUs, PSUs, and DSUs, of which $23.7 million has been determined to form part of the consideration; and

•	$4.6 million to continuing employees and executives related to the 2021 grants of RSUs, PSUs, and DSUs, which were not assumed by Fortuna (see discussion following), $1.3 million of which has been determined to form part of the consideration and $3.3 million was expensed as Roxgold transaction costs.

Under the terms of the Arrangement, all Roxgold stock options, RSUs and PSUs issued in 2018, 2019, and 2020 to continuing employees and executives outstanding as at the effective time of the Arrangement were assumed by the Company having the same terms and conditions as the original respective Roxgold long-term incentive plans (including with respect to vesting and settlement), except that on settlement thereof the holder will receive 0.283 of a Fortuna common share or the cash equivalent at the time of settlement. Following the acquisition of Roxgold, the Company assumed 405,240 options, 1,023,696 PSUs and 1,419,649 RSUs.

Page | 10

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

The Company advanced a promissory note of $35.3 million to Roxgold on June 29, 2021 in advance of closing of the Transaction, to cover expected cash consideration, transaction costs, and liabilities in relation to the Transaction. The promissory note was effectively settled upon closing of the Transaction.

The Company has determined that the Transaction represents a business combination, with the Company identified as the acquirer. Based on the share price of the Company’s common shares immediately prior to the Closing Date, the estimated fair value of the of the Options, RSUs, and PSUs assumed, the cash consideration paid, and settlement of the pre-existing promissory note between Roxgold and Fortuna, the total consideration of the acquisition was determined to be $655.3 million. The Company began consolidating the operating results, cash flows, and net assets of Roxgold from July 2, 2021.

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The consideration paid has been allocated on a provisional basis to the assets acquired and liabilities assumed based on their estimated fair values on the Closing Date as follows:

Consideration paid:
Fortuna shares issued to Roxgold shareholders	$582,523
Options, RSUs, and PSUs assumed by Fortuna	12,143
Settlement of promissory note due from Roxgold	35,296
Cash consideration paid to Roxgold shareholders, PSU, RSU, and DSU holders	25,333
Total consideration	$655,295

Allocation of consideration:
Cash and cash equivalents	$65,600
Trade and other receivables	18,800
Other current assets	3,000
Inventory	23,300
Restricted cash	2,100
Mineral properties and exploration and evaluation assets	789,200
Property, plant and equipment	85,500
Trade and other payables	(56,400)
Income taxes payable	(5,400)
Lease liabilities	(13,600)
Debt	(31,700)
Closure and reclamation provision	(3,300)
Deferred tax liability	(162,600)
Other labilities	(6,405)
Non controlling interest	(52,800)
Net assets acquired	$655,295

Page | 11

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

The fair value of mineral properties exploration and evaluation assets (Level 3), debt (Level 2), and lease liabilities (Level 2) were estimated using discounted cash flow models, comparable transactions and other market-based information. The fair value of property, plant, and equipment (Level 3) were estimated using either market or cost approaches. Expected future cash flows are based on estimates of future gold prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life-of-mine plans at the acquisition date. The fair value of inventory (Level 3) was based on forward gold prices and the cost to complete.

The non-controlling interest represents a 10% interest in the legal entities that own the Yaramoko and Séguéla properties, by the Burkina Faso and Côte d’Ivoire governments, respectively. The fair value (Level 3) was determined based on the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

The fair values of the assets acquired and liabilities assumed of Roxgold have been provisionally determined at the end of the reporting period. The fair values will remain preliminary until the Company completes its valuation of the mineral properties and exploration and evaluation assets, property, plant and equipment, deferred taxes, and non-controlling interest. The final determination of fair values of assets acquired and liabilities assumed, which is expected to be no later than 12 months from the Closing Date, could differ significantly from the provisional amounts presented. Any adjustments made will be recognized retrospectively and comparative information will be revised.

For the three and nine months ended September 30, 2021, transaction and integration costs in the form of continuing employee payouts, advisory, legal and other professional fees of $10.5 million and $14.1 million, respectively, were expensed as incurred and included in the Roxgold transaction costs the Condensed Interim Consolidated Statement of Comprehensive Income.

Consolidated revenue for the three and nine months ended September 30, 2021 includes revenue from the properties acquired in the Transaction of $49.0 million. Consolidated net income for the three and nine months ended September 30, 2021 includes net income before tax from Roxgold of $4.4 million. Had the transaction occurred on January 1, 2021, pro-forma unaudited consolidated revenue and net income before tax for the nine months ended September 30, 2021 would have been approximately $505.8 million and $84.7 million, respectively.

6.	TRADE AND OTHER RECEIVABLES

As at	Sept 30, 2021	Dec 31, 2020
Trade receivables from doré and concentrate sales	$21,441	$26,309
Advances and other receivables	4,286	4,108
Value added taxes recoverable - operations	31,588	13,432
Value added taxes recoverable - Lindero construction	11,054	32,706
Trade and other receivables	$68,369	$76,555

The Company’s trade receivables from doré and concentrate sales are expected to be collected in accordance with the terms of the existing sales contracts with its customers. No amounts were past due as at September 30, 2021 and December 31, 2020.

During the three and nine months ended September 30, 2021, $6.6 million and $17.9 million, respectively, of the Lindero construction value added taxes were recovered.

During the three months ended September 30, 2021, the Company sold VAT receivables in the amount of $4.0 million at a factor rate of 5% to the Government of Burkina Faso.

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

7.	INVENTORIES

As at	Sept 30, 2021	Dec 31, 2020
Concentrate stockpiles	$1,073	$1,682
Leach pad and gold-in-circuit	30,509	7,851
Doré bars	4,082	1,796
Ore stockpiles	32,869	11,640
Materials and supplies	31,268	22,020
Total inventories	$99,801	$44,989
Less: non-current portion (Note 11)	(28,470)	(9,715)
Current inventories	$71,331	$35,274

During the three and nine months ended September 30 2021, the Company expensed $101.3 million and $225.6 million (three and nine months ended September 30, 2020 – $39.3 million and $107.7 million) of inventories to cost of sales.

8.	OTHER CURRENT ASSETS

As at	Sept 30, 2021	Dec 31, 2020
Derivatives	$1,508	$-
Prepaid expenses	10,726	2,622
Investments in equity securities	496	1,059
Assets held for sale	-	659
Income tax recoverable	591	-
Other current assets	$13,321	$4,340

Investments in equity securities are classified as fair value through other comprehensive income, and any changes in the fair value of the investments are recorded in Other Comprehensive Income.

9.	MINERAL PROPERTIES AND EXPLORATION AND EVALUATION ASSETS

	Depletable				Non depletable
	Caylloma	San Jose	Lindero	Yaramoko	Lindero	Yaramoko	Seguela		Other	Total
COST
Balance at December 31, 2020	$134,676	$192,738	$-	$-	$241,102	$-	$		$9,043	$577,559
Acquisition of Roxgold (Note 5)	-	-	-	184,500	-	83,800		511,900	9,000	789,200
Additions	7,761	9,376	9,693	8,642	-	-		17,504	4,867	57,843
Changes in closure and reclamation provision	(566)	(591)	(651)	-	-	-		-	-	(1,808)
Transfers	-	(5)	246,702	-	(241,102)	-		-	-	5,595
Balance at September 30, 2021	$141,871	$201,518	$255,744	$193,142	$-	$83,800		$529,404	$22,910	$1,428,389

ACCUMULATED DEPLETION
Balance at December 31, 2020	$81,379	$110,463	$-	$-	$-	$-		$-	$-	$191,842
Depletion	6,485	12,337	24,053	11,755	-	-		-	-	54,630
Balance at September 30, 2021	$87,864	$122,800	$24,053	$11,755	$-	$-		$-	$-	$246,472

Net Book Value at September 30, 2021	$54,007	$78,718	$231,691	$181,387	$-	$83,800		$529,404	$22,910	$1,181,917

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Depletable					Non depletable
	Caylloma	San Jose	Lindero		Yaramoko	Lindero	Yaramoko	Seguela	Other	Total
COST
Balance at December 31, 2019	$128,244	$184,333	$-		$-	$203,866	$-	$-	$7,933	$524,376
Additions	3,833	8,310	-		-	32,506	-	-	1,298	45,947
Changes in closure and reclamation provision	2,599	1,328	-		-	4,730	-	-	-	8,657
Disposals	-	(1,233)	-		-	-	-	-	(188)	(1,421)
Balance at December 31, 2020	$134,676	$192,738	$-	$		$241,102	-	$-	$9,043	$577,559

ACCUMULATED DEPLETION
Balance at December 31, 2019	$74,435	$96,422	$-		$-	$-	$-	$-	$-	$170,857
Disposals	-	(543)	-		-	-	-	-	-	(543)
Depletion	6,944	14,584	-		-	-	-	-	-	21,528
Balance at December 31, 2020	$81,379	$110,463	$-		$-	$-	$-	$-	$-	$191,842

Net Book Value at December 31, 2020	$53,297	$82,275	$-		$-	$241,102	$-	$-	$9,043	$385,717

The assets of the Caylloma Mine and the San Jose Mine and their holding companies, are pledged as security under the Company’s credit facility as at September 30, 2021. In addition, under the terms of the Roxgold credit facility, certain of the assets of Roxgold Sanu SA are secured, and the facility is supported by guarantees from Roxgold and Roxgold CI Limited. On November 4, 2021, the Company entered into a fourth amended and restated credit agreement, effective November 5, 2021 (Note 31 (a)).

Non-depletable assets – Other consists of the following exploration and evaluation assets:

	Mexico	Argentina	Serbia	Burkina Faso	Others
	Tlacolula	Arizaro	Barje	Boussoura		Total
Balance at December 31, 2019	$3,516	$936	$3,256	$-	$225	$7,933
Additions	209	-	122	-	967	1,298
Write-off	-	-	-	-	(188)	(188)
Balance at December 31, 2020	3,725	936	3,378	-	1,004	9,043
Acquisition of Roxgold (Note 5)	-	-	-	9,000	-	9,000
Additions	223	512	-	2,282	1,850	4,867
Balance at September 30, 2021	$3,948	$1,448	$3,378	$11,282	$2,854	$22,910

10. PROPERTY, PLANT AND EQUIPMENT

	Machinery and equipment	Land and buildings	Furniture and other equipment	Assets under lease	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2020	$110,004	$211,752	$19,497	$37,501	$187,070	$1,890	$567,714
Acquisition of Roxgold (Note 5)	48,081	6,734	584	15,054	-	15,047	85,500
Additions	4,595	589	6,697	5,481	15,498	6,010	38,871
Changes in closure and reclamation provisions	(116)	-	-	-	-	-	(116)
Disposals	(1,027)	-	(153)	(2,930)	-	-	(4,110)
Transfers	105,886	60,057	1,277	-	(169,984)	(2,831)	(5,595)
Balance at September 30, 2021	$267,423	$279,132	$27,902	$55,106	$32,584	$20,116	$682,263

ACCUMULATED DEPRECIATION
Balance at December 31, 2020	$48,297	$91,521	$10,144	$12,342	$-	$-	$162,304
Disposals	(982)	-	(134)	(2,930)	-	-	(4,046)
Depreciation	15,584	17,721	3,398	6,715	-	-	43,417
Balance at September 30, 2021	$62,899	$109,242	$13,408	$16,127	$-	$-	$201,675

Net Book Value at September 30, 2021	$204,525	$169,890	$14,493	$38,979	$32,584	$20,116	$480,588

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Machinery and equipment	Land and buildings	Furniture and other equipment		Assets under lease	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2019	$75,246	$159,732		$16,083	$35,671	$216,482	$6,424	$509,638
Additions	5,190	473		1,427	2,715	45,688	3,645	59,138
Changes in closure and reclamation provisions	682	-		-	-	-	-	682
Disposals	(750)	-		(109)	(885)	-	-	(1,744)
Transfers	29,636	51,547		2,096	-	(75,100)	(8,179)	-
Balance at December 31, 2020	$110,004	$211,752		$19,497	$37,501	$187,070	$1,890	$567,714

ACCUMULATED DEPRECIATION
Balance at December 31, 2019	$42,214	$78,360	$	$ 7,402	$6,006	$-	$-	$133,982
Disposals	(618)	-		(100)	(408)	-	-	(1,126)
Depreciation	6,701	13,161		2,842	6,744	-	-	29,448
Balance at December 31, 2020	$48,297	$91,521		$10,144	$12,342	$-	$-	$162,304

Net Book Value at December 31, 2020	$61,707	$120,231		$9,353	$25,159	$187,070	$1,890	$405,410

11. OTHER ASSETS

As at	Sept 30, 2021	Dec 31, 2020
Ore stockpiles (Note 7)	28,470	9,715
Value added tax recoverable - San Jose	16,762	3,386
Income tax recoverable (Note 30(d))	1,050	1,199
Derivatives	439	—
Other long term assets	2,074	1,844
Total other assets	$48,795	$16,144

12. TRADE AND OTHER PAYABLES

As at	Sept 30, 2021	Dec 31, 2020
Trade accounts payable	$84,626	$31,573
Payroll and related payables	19,916	15,878
Mining royalty payable	1,791	1,094
Other payables	6,612	3,103
Derivative liabilities	954	1,260
Share units payable (Note 18 (a) & 18(b))	9,890	12,367
Total trade and other payables	$123,789	$65,275

13. RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three and nine months ended September 30, 2021 and 2020.

a)    Purchase of Goods and Services

During the three and nine months ended September 30, 2021, and 2020, the Company was charged $5 thousand (three and nine months ended September 30, 2020 - $16 thousand and $142 thousand) for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Simon Ridgway

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

resigned as director and Chairman of the Board, and costs associated with the shared services agreement with Gold Group Management Inc. are no longer reported as related party transactions.

As at September 30, 2021, the Company had $nil outstanding balances payable to Gold Group Management Inc. (December 31, 2020- $9 thousand). Amounts due to related parties are payable on demand and are unsecured.

b)    Key Management Personnel

During the three and nine months ended September 30, 2021, and 2020, the Company was charged for consulting services by Mario Szotlender, a director of the Company and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Simon Ridgway resigned as director and Chairman of the Board, and costs associated incurred with Mill Street Services Ltd. are no longer reported as related party transactions. Such amounts, along with other amounts paid to key management personnel were as follows:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Salaries and benefits	$2,234	$815	$6,030	$2,397
Directors fees	125	158	436	531
Consulting fees	12	34	54	100
Share-based payments	(68)	3,259	513	7,171
	$2,303	$4,266	$7,033	$10,199

14. LEASE OBLIGATIONS

	Minimum lease payments
As at	Sept 30, 2021	Dec 31, 2020
Less than one year	$12,313	$7,367
Between one and five years	17,078	10,209
More than five years	14,792	14,127
	44,183	31,703
Less: future finance charges	(12,753)	(12,206)
Present value of minimum lease payments	31,430	19,497
Less: current portion	(11,463)	(6,978)
Non-current portion	$19,967	$12,519

15. DEBT

The following table summarizes the changes in debt:

	Credit Facilities	Convertible debentures	Total
Balance at December 31, 2019	$109,430	$37,105	$146,535
Amortization of discount	420	1,661	2,081
Drawdowns	65,000	-	65,000
Payments	(55,000)	-	(55,000)
Balance at December 31, 2020	119,850	38,766	158,616
Acquisition of Roxgold (Note 5)	31,711	-	31,711
Amortization of discount	253	1,213	1,466
Payments	(4,076)	-	(4,076)
Balance at September 30, 2021	$147,738	$39,979	$187,717
Less: Current portion	(143,007)	-	(143,007)
Non-current portion	$4,731	$39,979	$44,710

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

a) Credit Facility

The Company had two credit facilities comprising of a $40.0 million non-revolving credit facility and an $80.0 million revolving credit facility, which both mature on January 26, 2022. Following the acquisition of Roxgold, the Company also assumed Roxgold’s credit facility, comprinsing a $60.0 million term loan and a $20.0 million revolving credit facility with an interest rate of LIBOR plus 4%, which both mature on December 30, 2022 (collectively, the “Credit Facilities”).

The Credit Facilities include convenants which are customary for facilities of this nature. The Company must comply with the terms in the Credit Facilities relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with the financial covenants set out in the respective credit facility agreements. As at September 30, 2021, the Company was in compliance with all of the covenants under the Credit Facilities.

On November 5, 2021, the Company entered into a fourth amended and restated credit agreement (Note 31 (a)), which replaced the Credit Facilities outstanding at September 30, 2021.

16. OTHER LIABILITIES

As at	Sept 30, 2021	Dec 31, 2020
Restricted share units (Note 18(b))	$1,116	$2,264
Other non-current liabilities	266	259
	$1,382	$2,523

17. CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Total
Balance at December 31, 2020	$14,761	$5,905	$19,684	$-	$40,350
Acquisition of Roxgold (Note 5)	-	-	-	3,322	3,322
Changes in estimate	(682)	(591)	(651)	-	(1,924)
Reclamation expenditures	(84)	(64)	-	-	(148)
Accretion	348	324	280	82	1,034
Effect of changes in foreign exchange rates	-	(102)	-	-	(102)
Balance at September 30, 2021	14,343	5,472	19,313	3,404	42,532
Less: Current portion	(967)	(233)	-	-	(1,200)
Non-current portion	$13,376	$5,239	$19,313	$3,404	$41,332

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Yaramoko Mine	Total
Balance at December 31, 2019	$11,324	$4,848	$14,953	$-	$31,125
Changes in estimate	3,288	1,328	4,482	-	9,098
Reclamation expenditures	(114)	(227)	-	-	(341)
Accretion	256	249	249	-	754
Effect of changes in foreign exchange rates	7	(293)	-	-	(286)
Balance at December 31, 2020	14,761	5,905	19,684	-	40,350
Less: Current portion	(142)	(238)	-	-	(380)
Non-current portion	$14,619	$5,667	$19,684	$-	$39,970

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

Closure and reclamation provisions represent the present value of reclamation costs related to mine and development sites as at September 30, 2021.

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Total
Undiscounted uninflated estimated cash flow	$14,814	$6,743	$17,946	$4,709	$44,212
Discount rate	3.32%	7.37%	2.02%	10.50%
Inflation rate	2.00%	4.90%	2.41%	2.00%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

18. SHARE BASED PAYMENTS

During the three and nine months ended September 30, 2021, the Company recognized share-based payment expense of $1.5 million and $1.1 million (three and nine months ended September 30, 2020 - $3.7 million and $7.8 million, respectively) related to the amortization of deferred, restricted, and performance share units and $nil and $nil (three and nine months ended September 30, 2020 – $nil and $0.1 million, respectively) related to amortization of stock options.

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2019	961,871	$3,918
Granted	162,648	383
Changes in fair value	-	4,938
Outstanding, December 31, 2020	1,124,519	9,239
Granted	55,245	647
Units paid out in cash	(374,709)	(3,436)
Changes in fair value	-	(3,303)
Outstanding, September 30, 2021	805,055	$3,147

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2019	392,435	$1,157	1,166,912
Granted	1,056,207	2,489	815,220
Units paid out in cash	(81,152)	(257)	-
Vested and paid out in shares	-	-	(448,766)
Changes in fair value and vesting	-	2,003	-
Outstanding, December 31, 2020	1,367,490	5,392	1,533,366
Granted	677,250	4,111	-
Units paid out in cash	(376,568)	(2,794)	-
Assumed on acquisition	328,254	1,590	1,091,395
Vested and paid out in shares	-	-	(655,267)
Transferred from equity to cash settled	18,655	-	(18,655)
Forfeited or cancelled	(128,822)	(54)	(64,589)
Changes in fair value and vesting	-	(3,379)	-
Outstanding, September 30, 2021	1,886,259	4,866	1,886,250
Less: current portion		(3,750)
Non-current portion		$1,116

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

(c)	Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2019			1,274,450
Forfeited or cancelled			(191,498)
Vested and paid out in shares			(243,782)
Outstanding, December 31, 2020			839,170
Assumed on acquisition	515,008	2,390	508,688
Granted			1,196,012
Forfeited or cancelled			(206,798)
Vested and paid out in shares			(491,185)
Change in fair value and vesting		603	-
Outstanding, September 30, 2021	515,008	2,993	1,845,887

d)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at September 30, 2021, a total of 1,249,383 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2019	1,784,029	$5.85
Exercised	(211,626)	6.28
Expired unexercised	(517,833)	4.79
Outstanding, December 31, 2020	1,054,570	6.28
Exercised	(68,927)	4.99
Assumed on acquisition	405,240	3.77
Expired unexercised	(141,500)	3.22
Outstanding, September 30, 2021	1,249,383	$5.88
Vested and exercisable, December 31, 2020	1,054,570	$6.28
Vested and exercisable, September 30, 2021	1,249,383	$5.88

19.	SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

20.	EARNINGS (LOSS) PER SHARE

	Three months ended Sept 30,		Nine months ended Sept 30
	2021	2020	2021	2020
Basic:
Net income (loss) for the period attributable to Fortuna shareholders	$(453)	$13,089	$42,131	$2,936
Weighted average number of shares (000's)	289,122	184,036	219,962	171,908
Earnings (loss) per share - basic	$(0.00)	$0.07	$0.19	$0.02

	Three months ended Sept 30,		Nine months ended Sept 30
	2021	2020	2021	2020
Diluted:
Net income (loss) for the period attributable to Fortuna shareholders	$(453)	$13,089	$42,131	$2,936
Add: finance costs on convertible debt, net of $nil tax	-	-	-	-
Diluted net income for the period	$(453)	$13,089	$42,131	$2,936

Weighted average number of shares (000's)	289,122	184,036	219,962	171,908
Incremental shares from dilutive potential shares	-	11,851	2,874	11,088
Weighted average diluted number of shares (000's)	289,122	195,887	222,836	182,996
Earnings (loss) per share - diluted	$(0.00)	$0.07	$0.19	$0.02

For the three and nine months ended September 30, 2021, 1,315,872 and nil options were excluded from the diluted earnings per share calculation (three and nine months ended September 30, 2020 – nil and 1,054,570 out of the money options were excluded). For the three and nine months ended September 30, 2021, 3,692,125 and nil share units were excluded from the diluted earnings per share calculation (three and nine months ended September 30, 2020 – nil). In addition, for the three and nine months ended September 30, 2021, 9,200,000 potential shares issuable on conversion of the debentures were excluded from the diluted earnings per share calculation (three and nine months ended September 30, 2020 – nil). These units were excluded from the diluted earnings per share calculations as their effect would have been anti-dilutive.

21.	SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended Sept 30, 2021
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$47,618	$-	$-	$47,618
Silver-lead concentrates	16,633	-	-	-	16,633
Zinc concentrates	11,559	-	-	-	11,559
Gold dore	-	-	41,775	49,030	90,805
Provisional pricing adjustments	(153)	(3,893)	-	-	(4,046)
Sales to external customers	$28,039	$43,725	$41,775	$49,030	$162,569

	Three months ended Sept 30, 2020
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$63,331	$-	$-	$63,331
Silver-lead concentrates	11,917	-	-	-	11,917
Zinc concentrates	6,098	-	-	-	6,098
Provisional pricing adjustments	751	1,340	-	-	2,091
Sales to external customers	$18,766	$64,671	$-	$-	$83,437

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Nine months ended Sept 30, 2021
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$165,170	$-	$-	$165,170
Silver-lead concentrates	46,408	-	-	-	46,408
Zinc concentrates	32,412	-	-	-	32,412
Gold doré	-	-	113,381	49,030	162,411
Provisional pricing adjustments	311	(5,795)	-	-	(5,484)
Sales to external customers	$79,131	$159,375	$113,381	$49,030	$400,917

	Nine months ended Sept 30, 2020
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$127,252	$-	$-	$127,252
Silver-lead concentrates	28,626	-	-	-	28,626
Zinc concentrates	16,235	-	-	-	16,235
Provisional pricing adjustments	76	3,273	-	-	3,349
Sales to external customers	$44,937	$130,525	$-	$-	$175,462

	Three months ended Sept 30,		Nine months ended Sept 30
	2021	2020	2021	2020
Customer 1	$41,775	$-	$113,381	$-
Customer 2	28,039	18,767	79,130	44,938
Customer 3	19,007	-	68,053	-
Customer 4	49,030	-	49,030	(1)
Customer 5	-	64,670	48,032	130,525
Customer 6	14,520	-	28,548	-
Customer 7	10,198	-	14,743	-
	$162,569	$83,437	$400,917	$175,462

We are exposed to metal price risk with respect to our sales of silver, gold, zinc, and lead. A 10% change in metal prices from the prices used at September 30, 2021 would result in the following change to sales and accounts receivable for sales which are still based on provisional prices as at September 30, 2021.

Metal	Change	Effect on Sales
Silver	+/- 10%	$1,118
Gold	+/- 10%	$537
Lead	+/- 10%	$459
Zinc	+/- 10%	$333

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During December 2020, the Company entered into the following contracts:

•	zero-cost collar for 12,300 tonnes of zinc with a floor price of $2,600 per tonne and a cap of $2,900 per tonne, maturing monthly from January 1, 2021 to December 31, 2021;

•	zero-cost collar for 720,000 gallons of heating oil with a floor price of $1.40 per gallon and a cap of $1.6150 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;

•	zero-cost collar for 1,680,000 gallons of jet fuel with a floor price of $1.30 per gallon and a cap of $1.4775 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;

•	forward-swap for 720,000 gallons of heating oil with a price of $1.52 per gallon, maturing monthly from January 1, 2022 to December 31, 2022; and

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

•	forward- swap for 1,680,000 gallons of jet fuel with a price of $1.438 per gallon, maturing monthly from January 1, 2022 to December 31, 2022.

On February 11, 2021, the Company entered into a zero-cost collar for 6,237 tonnes of lead with a floor price of $2,000 per tonne and a cap of $2,125 per tonne, maturing monthly from February 1, 2021 to December 31, 2022.

The zinc, lead and fuel contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

During the three and nine months ended September 30, 2021 the Company recognized $872 thousand and $83 thousand of realized loss and gain respectively on settlement of swaps, and $2,452 thousand and $ 1,701 thousand of unrealized loss and gains respectively, from changes in the fair value of the open positions (three and nine months ended September 30, 2020 – nil and nil, respectively).

22.	COST OF SALES

	Three months ended Sept 30, 2021					Nine months ended Sept 30, 2021
	Caylloma	San Jose	Lindero	Yaramoko	Total	Caylloma	San Jose	Lindero	Yaramoko	Total
Direct mining costs	$10,306	$15,826	$11,910	$19,218	$57,260	$29,085	$50,090	$31,076	$19,218	$129,469
Salaries and benefits	1,967	3,452	3,626	499	9,544	5,891	7,598	10,124	499	24,112
Workers' participation	412	1,218	-	-	1,630	1,624	4,573	-	-	6,197
Depletion and depreciation	4,549	7,808	9,092	15,739	37,188	12,575	23,468	24,512	15,739	76,294
Royalties and other taxes	68	1,641	3,137	2,975	7,821	157	4,368	8,519	2,975	16,019
Impairment (recovery) of inventories	-	35	1,743	-	1,778	-	(46)	1,743	-	1,697
Cost of Sales	$17,302	$29,980	$29,508	$38,431	$115,221	$49,332	$90,051	$75,974	$38,431	$253,788

	Three months ended Sept 30, 2020					Nine months ended Sept 30, 2020
	Caylloma	San Jose	Lindero	Yaramoko	Total	Caylloma	San Jose	Lindero	Yaramoko	Total
Direct mining costs	$7,190	$15,713	$-	$-	$22,903	$22,528	$40,925	$-	$-	$63,453
Salaries and benefits	1,382	1,793	-	-	3,175	5,057	4,751	-	-	9,808
Workers' participation	391	2,970	-	-	3,361	411	5,059	-	-	5,470
Depletion and depreciation	2,778	7,859	-	-	10,637	10,496	19,677	-	-	30,173
Royalties and other taxes	71	1,239	-	-	1,310	390	2,878	-	-	3,268
Impairment (recovery) of inventories		-	-	-	-	-	(2)	-	-	(2)
Cost of Sales	$11,812	$29,574	$-	$-	$41,386	$38,882	$73,288	$-	$-	$112,170

For the three and nine months ended September 30, 2021, depletion and depreciation includes $2.3 million and $4.1 million (three and nine months ended September 30, 2020 - $0.6 million and $1.7 million) of depreciation relating to right-of-use assets.

Page | 22

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

23.	GENERAL AND ADMINISTRATION

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
General and administration	$10,233	$4,441	$26,352	$13,732
Workers' participation	369	810	1,439	1,344
	10,602	5,251	27,791	15,076
Share-based payments	574	3,699	1,122	7,872
General and Administration	$11,176	$8,950	$28,913	$22,948

24.	OTHER EXPENSES

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Write-down (recovery) of investment in associates	$327	(422)	$327	$(194)
Loss on disposal of assets and other write-downs	683	410	749	429
Reversal of provision of accounts receivable	-	-	(226)	-
SGM Royalty settlement (Note 30 (e))	9,600	-	9,600	-
Other expenses (income)	3,083	(64)	4,200	(181)
Care and maintenance costs related to COVID-19	-	974	-	3,076
	$13,693	$898	$14,650	$3,130

25.	INTEREST AND FINANCE COSTS NET

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Interest income	$171	$30	$986	$282
Interest expense	(2,991)	(124)	(6,820)	(528)
Bank stand-by and commitment fees	-	(127)	(1)	(279)
Accretion expense	(1,147)	(199)	(2,710)	(601)
	$(3,967)	$(420)	$(8,545)	$(1,126)

26.	SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

•	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine

•	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine

•	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine

•	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine

•	Corporate – corporate stewardship

	Three months ended Sept 30, 2021
	Mansfield	Sanu	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$41,775	$49,030	$43,725	$28,039	$-	$162,569
Cost of sales before depreciation and depletion	(20,416)	(22,692)	(22,172)	(12,753)	-	(78,033)
Depreciation and depletion in cost of sales	(9,092)	(15,739)	(7,808)	(4,549)	-	(37,188)
General, and administration	(1,421)	(439)	(2,222)	(780)	(6,314)	(11,176)
Other (expenses) income	(590)	(112)	(13,161)	125	(661)	(14,399)
Finance items	(712)	(946)	503	351	(11,884)	(12,688)
Segment income (loss) before taxes	9,544	9,102	(1,135)	10,433	(18,859)	9,085
Income taxes	(818)	(2,459)	(735)	(3,580)	(1,282)	(8,874)
Segment income (loss) after taxes	$8,726	$6,643	$(1,870)	$6,853	$(20,141)	$211

Page | 23

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Three months ended Sept 30, 2020
	Mansfield	Sanu	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$-	$-	$64,670	$18,767	$-	$83,437
Cost of sales before depreciation and depletion	-	-	(21,715)	(9,034)	-	(30,749)
Depreciation and depletion in cost of sales	-	-	(7,859)	(2,778)	-	(10,637)
General and administration	-	-	(2,107)	(761)	(6,082)	(8,950)
Other (expenses) income	(2,752)	-	(1,300)	(959)	400	(4,611)
Finance items	-	-	(68)	(111)	(241)	(420)
Segment income (loss) before taxes	(2,752)	-	31,621	5,124	(5,923)	28,070
Income taxes	-	-	(13,093)	(1,301)	(587)	(14,981)
Segment income (loss) after taxes	$(2,752)	$-	$18,528	$3,823	(6,510)	$13,089

	Nine months ended Sept 30, 2021
	Mansfield	Sanu	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$113,381	$49,030	$159,375	$79,131	$-	$400,917
Cost of sales before depreciation and depletion	(51,462)	(22,692)	(66,583)	(36,757)	-	(177,494)
Depreciation and depletion in cost of sales	(24,512)	(15,739)	(23,468)	(12,575)	-	(76,294)
General and administration	(4,120)	(439)	(6,715)	(3,260)	(14,379)	(28,913)
Other (expenses) income	(4,119)	(112)	(15,190)	451	(1,236)	(20,206)
Finance items	(852)	(946)	(162)	(1,476)	(17,576)	(21,012)
Segment income (loss) before taxes	28,316	9,102	47,257	25,514	(33,191)	76,998
Income taxes	(2,118)	(2,459)	(16,712)	(9,598)	(3,316)	(34,203)
Segment income (loss) after taxes	$26,198	$6,643	$30,545	$15,916	$(36,507)	$42,795

	Nine months ended Sept 30, 2020
	Mansfield	Sanu	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$-	$-	$130,525	$44,937	$-	$175,462
Cost of sales before depreciation and depletion	-	-	(53,611)	(28,386)	-	(81,997)
Depreciation and depletion in cost of sales	-	-	(19,677)	(10,496)	-	(30,173)
General and administration	-	-	(5,494)	(2,579)	(14,875)	(22,948)
Other (expenses) income	(8,908)	-	(1,268)	(1,176)	47	(11,305)
Finance items	3,306	-	(78)	(317)	(731)	2,180
Segment income (loss) before taxes	(5,602)	-	50,397	1,983	(15,559)	31,219
Income taxes	-		(23,282)	(1,893)	(3,108)	(28,283)
Segment income (loss) after taxes	$(5,602)	$-	$27,115	$90	$(18,667)	$2,936

As at Sept 30, 2021	Mansfield	Sanu	Cuzcatlan	Bateas	Corporate	Total
Total assets	$629,570	$257,972	$249,994	$129,009	$735,597	$2,002,142
Total liabilities	$48,613	$93,015	$48,774	$50,323	$347,591	$588,316
Capital expenditures[1]	$30,988	$10,551	$17,626	$15,178	$22,371	$96,714
[1] Capital expenditures are on an accrual basis for the nine months ended September 30, 2021

As at December 31, 2020	Mansfield	Sanu	Cuzcatlan	Bateas	Corporate	Total
Total assets	$622,122	$-	$280,602	$125,286	$27,328	$1,055,338
Total liabilities	$50,650	$-	$49,500	$42,710	$186,708	$329,568
Capital expenditures[1]	$79,686	$-	$15,801	$9,476	$122	$105,085
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2020

27.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Page | 24

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. These are marked to market at each reporting date based on the forward price corresponding to the expected settlement date.
Investments in equity securities	Investments in equity securities are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through other comprehensive income.
Interest rate swap, metal and fuel contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.
Convertible Debentures	The fair value of the convertible debentures represents both the debt and equity components of the convertible debentures and has been determined with reference to the quoted market price of the convertible debentures.

During the three and nine months ended September 30, 2021, and 2020, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 25

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
September 30, 2021	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$496	$-	$-	$496	$496	$-	$-	$-
Trade receivables concentrate sales	-	21,441	-	21,441	-	21,441	-	-
Fuel hedge contracts asset	-	301	-	301	-	301	-	-
	$496	$21,742	$-	$22,238	$496	$21,742	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$135,765	$135,765	$-	$-	$-	$135,765
Trade receivables doré sales	-	-	1,646	1,646	-	-	-	1,646
Other receivables	-	-	4,286	4,286	-	-	-	4,286
	$-	$-	$141,697	$141,697	$-	$-	$-	$141,697

Financial liabilities measured at Fair Value
Interest rate swap liability	$(349)	$-	$-	$(349)	$-	$(349)	$-	$-
Metal forward sales contracts liability	-	(605)	-	(605)	-	(605)	-	-
	$(349)	$(605)	$-	$(954)	$-	$(954)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(82,477)	$(82,477)	$-	$-	$-	$(82,477)
Payroll payable	-	-	(19,916)	(19,916)	-	-	-	(19,916)
Credit facilities	-	-	(147,739)	(147,739)	-	(120,000)	-	-
Convertible debentures	-	-	(39,978)	(39,978)	-	(50,614)	-	-
Other payables	-	-	(39,647)	(39,647)	-	-	-	(39,647)
	$-	$-	$(329,757)	$(329,757)	$-	$(170,614)	$-	$(142,040)

Page | 26

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2020	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$1,059	$-	$-	$1,059	$1,059	$-	$-	$-
Trade receivables concentrate sales	-	22,361	-	22,361	-	22,361	-	-
	$1,059	$22,361	$-	$23,420	$1,059	$22,361	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$131,898	$131,898	$-	$-	$-	$131,898
Trade receivables doré sales	-	-	3,948	3,948	-	-	-	3,948
Other receivables	-	-	4,108	4,108	-	-	-	4,108
	$-	$-	$139,954	$139,954	$-	$-	$-	$139,954

Financial liabilities measured at Fair Value
Interest rate swap liability	$(1,084)	$-	$-	$(1,084)	$-	$(1,084)	$-	$-
Metal forward sales contracts liability	-	(124)	-	(124)	-	(124)	-	-
Fuel forward contracts liability	-	(52)	-	(52)	-	(52)	-	-
	$(1,084)	$(176)	$-	$(1,260)	$-	$(1,260)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(26,140)	$(26,140)	$-	$-	$-	$(26,140)
Payroll payable	-	-	(17,676)	(17,676)	-	-	-	(17,676)
Credit facilities	-	-	(119,850)	(119,850)	-	(120,000)	-	-
Convertible debentures	-	-	(38,766)	(38,766)	-	(78,315)	-	-
Other payables	-	-	(22,784)	(22,784)	-	-	-	(22,784)
	$-	$-	$(225,216)	$(225,216)	$-	$(198,315)	$-	$(66,600)

Page | 27

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

28.	SUPPLEMENTAL CASH FLOW INFORMATION

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations	Derivatives
As at December 31, 2019	$109,430	$37,105	$23,879	$894
Additions	65,000	-	2,684	176
Terminations	-	-	(497)	-
Interest	420	1,661	1,920	563
Payments	(55,000)	-	(8,438)	(560)
Foreign exchange	-	-	(51)	-
Changes in fair value	-	-	-	187
As at December 31, 2020	119,850	38,766	19,497	1,260
Additions	-	-	5,482	-
Terminations	-	-	(39)	-
Acquisition of Roxgold (Note 5)	31,711	-	13,597	-
Interest	253	1,213	1,456	771
Payments	(4,076)	-	(8,514)	(657)
Foreign exchange	-	-	(49)	-
Changes in fair value	-	-	-	(2,367)
As at September 30, 2021	$147,738	$39,979	$31,430	$(993)

The significant non-cash financing and investing transactions during the periods set out below are as follows:

	Three months ended Sept 30,		Nine months ended Sept 30,
As at	2021	2020	2021	2020
Acquisition of Roxgold (Note 5)	$594,666	$-	$594,666	$-
Mineral properties, plant and equipment changes in closure and reclamation provision	$(930)	$(13,753)	$1,924	$(9,339)
Fair value of stock options allocated to share capital upon exercise	$44	$425	$136	$425
Additions on right of use assets	$(1,372)	$(2,226)	$(2,551)	$(2,391)
Fair value of share units allocated to share capital upon settlement	$155	$-	$4,499	$3,081

29.	NON-CONTROLLING INTEREST

As at September 30, 2021, the non-controlling interest (“NCI”) of the Government of Burkina Faso, which represents 10% in Roxgold SANU S.A. totalled $19.7 million. The income attributable to the NCI for the three months ended September 30, 2021, totalling $0.7 million is based on the net income for Yaramoko.

As at September 30, 2021, the NCI of the Government of Côte d’Ivoire, which represents 10% in Roxgold Sango S.A. totalled $33.7 million. The loss attributable to the NCI for the three months ended September 30, 2021, totalling $0.1 million is based on the net loss for Séguéla.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

30.	CONTINGENCIES AND CAPITAL COMMITMENTS

(a)	Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11.4 million consisting of progressive closure activities of $3.5 million, final closure activities of $7.2 million, and post-closure activities of $0.8 million, pursuant to the closure regulations.

The Company is required to provide a guarantee of $9.7 million to the Peruvian Government for 2021, therefore, in January 2021, the Company established a security bond in the amount of $1.5 million and a bank letter of guarantee in the amount of $8.4 million, in compliance with local regulation and to collateralize Bateas’ mine closure plan. The security bond and the letter of guarantee expire on January 28, 2022.

On August 19, 2021, the Peruvian Government approved Law N° 31347, which modifies the Mine Closing Law. This new law adds, among other things, new criteria for the calculation of the bond required to be placed for the closing of a mine. With this update, a full mine closure plan guarantee is required. As a result, the Company will be required to provide a guarantee of $13.0 million to the Peruvian Government for 2022, and issue an updated security bond on or before January 29, 2022.

In December 2020, the Company updated the Bateas closure plan which was submitted to the Mining Ministry for approval. The Company expects the approval to occur during 2021.

(b)	San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $1.1 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, June 15, 2022, and August 13, 2022, respectively.

(c)	Other Commitments

As at September 30, 2021, the Company had capital commitments of $6.6 million and $0.7 million for civil work, equipment purchases and other services at the Lindero and San Jose Mines, respectively, which are expected to be expended within one year.

The Company entered into an agreement with a service provider wherein the Company would be required to make an early termination payment, which is reduced monthly over 30 months, if the Company terminates the agreement, and in certain circumstances, could be required to make other payments that will be negotiated between the Company and the service provider. If the Company had terminated the agreement at September 30, 2021 it would have been subject to an early termination payment of $9.6 million.

In Burkina Faso, all shipments with gold spot prices lower or equal to $1,000 per ounce are subject to a royalty rate of 3%, a 4% rate is applied to all shipments with gold spot prices between $1,000 and $1,300 per ounce, and a 5% royalty rate is applied to all shipments with a gold spot price greater than $1,300 per ounce. During the three-month period ended September 30, 2021, the Company was subject to royalty rates of 5%. For the three-month period ended September 30, 2021, government royalties amounting to $2.5 million were incurred with the Government of Burkina Faso. The Company is also subject to a 1% contribution to a mining fund for local development. This amounted to $0.5 million for the three-month period ended September 30, 2021.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

(d)	Tax Contingencies

The Company was assessed $1.2 million (4.3 million Peruvian soles), including interest and penalties of $0.6 million (2.4 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at September 30, 2021, the Company has recorded the amount paid of $1.2 million (4.3 million Peruvian soles) in long-term receivables and other, as the Company believes it is probable that the appeal will be successful (Note 10).

(e)	SGM Royalty

In January 2020, the Company received notice from the Dirección General de Minas (“DGM”) seeking to cancel one of the Company’s mining concessions at the San Jose Mine in Oaxaca, Mexico if a disputed royalty, in the Mexican peso equivalent of $30 million plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In early February 2020, the Company began legal proceedings (the “Amparo Proceedings”) to contest the initiation of the cancellation procedure taken by the DGM on the Company’s mining concession, if the royalty claimed by the Mexican Geological Service (the “SGM”) was not paid. Effective May 27, 2021, the DGM provided notice to the Company of the termination of the cancellation procedure, as it had determined that the required cause for the cancellation of the concession was not established. As a result the Company discontinued the Amparo Proceedings in the Collegiate Court in Mexico. Further, on advice received from Mexican counsel, the Company withdrew the administrative and legal proceedings that it had initiated in the Mexican Fedreal Administrative Court to remove reference to the royalty on the title register.

On October 7, 2021, the Company and the SGM entered into a settlement agreement, pursuant to which the Company paid to the SGM the amount of $9.6 million, plus value added tax (which is included in Other Expenses) to end any prior dispute, and agreed to pay to the SGM a three percent royalty on the billing value of minerals obtained from the concession from May 1, 2021 on an ongoing basis, on terms to be set out in a royalty agreement to be negotiated by the parties. The terms of the settlement are confidential and the Company has not admitted any liability.

(f)	Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these interim financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited – tabular amounts in thousands of US dollars, except share and per share amounts)

31.	SUBSEQUENT EVENTS

(a)	Credit Facility

On November 4, 2021, the Company entered into a fourth amended and restated credit agreement (the “Amended Credit Facility”) effective November 5, 2021, with a syndicate of Banks led by BNP Paribas, and including The Bank of Nova Scotia, Bank of Montreal and Société Générale, which converted the Company’s prior non-revolving and revolving facilities with the Bank of Nova Scotia and BNP Paribas (the “Scotiabank Facility”) into a revolving term credit facility and increased the amount of the facility from $120.0 million to $200.0 million, subject to the conditions described below. The facility has a term of four years and steps down to $150.0 million after three years. Interest accrues on LIBOR loans under the facility at LIBOR plus an applicable margin of between two and three percent which varies according to the consolidated leverage levels of the Company.

On closing of the Amended Credit Facility, $120.0 million was available for drawdown and was drawn down in full. If a new San Jose EIA has not been approved or the existing San Jose EIA has not been extended by January 23, 2022, the availability of the Amended Credit Facility will be reduced to $100.0 million (see Note 31(b)). The total Amended Credit Facility of up to $200.0 million will only become available upon receipt of the new San Jose EIA or San Jose EIA extension.

On November 10, 2021, Compania Minera Cuzcatlan, S.A. de C.V. (“Minera Cuzcatlan”), the Company’s indirect wholly-owned subsidiary, received written notification from SEMARNAT that its application to extend the San Jose EIA had been denied.  The San Jose mine is currently operating under the protection of the Mexican courts which allows the continued operation of the San Jose mine beyond the expiry date of the EIA.  Minera Cuzcatlan has the right and intends to appeal the decision of SEMARNAT and will continue to pursue all legal protection available to it in order to continue to operate pending the appeal of the decision of SEMARNAT (see Note 31(b)).

Under the terms of the amended credit facility, the Company must obtain by November 20, 2021 a permanent injunction or equivalent protection, in form and substance acceptable to the lenders acting reasonably, which allows the Company to continue to operate the mine.

The Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, and their respective direct and indirect holding companies, have guaranteed the obligations of the Company contemplated by the Amended Credit Facility. The Company has pledged all of its assets to secure the payment of its obligations contemplated by the Amended Credit Facility and the Company’s principal operating subsidiaries in Mexico and Peru, as well as the direct and indirect holding companies of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, have pledged all of their respective assets to secure their respective guarantees of such payment, including the shares of the Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso. The Company’s principal operating subsidiary in Burkina Faso has pledged its bank accounts to secure the obligations under its guarantee.

The Amended Credit Facility includes covenants customary for a facility of this nature, which are substantially similar to those that governed the Scotiabank Facility. The Company must comply with the terms of the Amended Credit Facility relating to, among other matters, reporting requirements, and positive, negative, and financial covenants set out in therein. As at September 30, 2021, the Company was in compliance with all of the covenants under the Scotiabank Facility.

Immediatley prior to the completion of the Amended Credit Facility, the Company repaid the existing Roxgold credit facility in the amount of $28.4 million.

(b)	Environmental impact authorization at San Jose Mine

In 2009, SEMARNAT granted an Environmental Impact Authorization (“EIA”) to Fortuna’s Mexican subsidiary, Companía Minera Cuzcatlán (“CMC”), which authorized the construction, execution and maintenance of the San Jose Mine for a period of 12 years effective until October 23, 2021.  In May 2021, CMC filed an application to extend the term of the EIA for an additional period of 10 years. SEMARNAT requested additional information pertaining to the application which has been provided.

On November 10, 2021, Minera Cuzcatlan received written notification from SEMARNAT that its application, made in May 2021, for a 10 year extension to its Environmental Impact Authorization for the San Jose Mine which expired on October 23, 2021 had been denied.  SEMARNAT denied the application for the extension citing a pending evaluation by SEMARNAT related to the regularization of ancillary infrastructure at the mine site. In addition, it cited non receipt of requested information, which the Company has already provided to the authority. The Company is reviewing the reasons for the denial with its advisors, but believes that it is fundamentally  in compliance with all material aspects of the San Jose EIA and is entitled to an extension.

The San Jose mine is currently operating under the protection of the Mexican courts which allows the continued operation of the San Jose mine beyond the expiry date of the EIA.  Minera Cuzcatlan has the right and intends to appeal the decision of SEMARNAT and will continue to pursue all legal protection available to it in order to continue to operate pending the appeal of the decision of SEMARNAT.

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